SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP,
ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: March 24, 2006	By: /s/ Nancy C. Gardner

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Reuters Group PLC Annual Review 2005

Reuters 2005 and beyond

Reuters Group PLC Annual Review 2005

REUTERS

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Reuters now: the markets are changing rapidly and we are seizing the opportunity to differentiate ourselves from our competitors and lead the industry in a new direction.
As an organisation, we are also ready for the challenges of delivering faster growth today… and beyond.

Contents

01	What we do	16	New markets
01	How we performed in 2005	18	Corporate responsibility review
02	Chairman’s statement	21	Business review
		23	Summary Operating and Financial Review
Reuters 2005
04	Chief Executive’s review	25	Directors and senior managers
		27	Summary remuneration report
and beyond		32	Summary financial statement
08	Sales & Trading	35	Information for shareholders
10	Research & Asset Management	35	Forward-looking statements
12	Enterprise	36	Financial diary for 2006
14	Media	36	Where to find us

This review has been clarity-checked
and awarded the Clear English Standard
by Plain Language Commission
(www.clearest.co.uk), which promotes
clear and concise communication in
documents and on websites. This is the
first time a FTSE 100 company has won
the accolade for an annual review.

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What we do

Reuters goal is to be the information company our customers value most. We seek to offer indispensable content, innovative trading services and great customer service. Our heritage as an independent news provider is unparalleled.

We operate in 89 countries around the world, serving the financial markets and providing multimedia news coverage of global and regional events.

How we performed in 2005

Reuters Group profit for the year	Reuters Group net funds
£482m	£253m

Revenue £m	Trading profit margin %	Reuters Group basic earnings per ordinary share pence	Reuters Group dividend per ordinary share pence

Reuters Group PLC Annual Review 2005	01

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Chairman’s statement

I am greatly encouraged by
what I have seen and heard –
a business regaining its
confidence, and that of
its customers, and well
placed to enter a new
phase of growth.

The Reuters Trust Principles
state that the integrity,
independence and freedom
from bias of Reuters shall at
all times be fully preserved.

In my first full year as Chairman, I have had the opportunity to travel around the Reuters world, meeting many of our people and customers. I am greatly encouraged by what I have seen and heard – a business regaining its confidence, and that of its customers, and well placed to enter a new phase of growth. I am humbled by the courage and conviction shown by our people, particularly our journalists who continue to operate in areas where the threat of violence and arbitrary detention is the norm. In 2005, we mourned the deaths of Waleed Khaled, who was shot and killed in Iraq, and Rashid Khaled who died there too following a car crash in Basra. We remain intensely troubled by the difficult circumstances of journalists in war zones and continue to press for a better model of engagement between the media and the military.

I am privileged to lead a world-class Board, which encompasses a broad range of backgrounds and experiences. I am a passionate believer in the power of diversity to enhance decision making. The unique outlook each Board member brings is undoubtedly the Board’s greatest asset. As a Board, we have worked hard to develop a healthy relationship with management, characterised by constructive challenge and support. Tom Glocer is an exceptional Chief Executive.

The Board and management have worked together to define a coherent strategic framework. The resulting strategy for growth builds on our core strengths in content and transaction services and addresses our customers’ critical needs. We must also continue to transform our core business, by pursuing greater efficiency and simplicity in everything we do.

In a world where trust is scarce, the Reuters brand, which has trust at its heart, resonates deeply. It is our challenge to grow the company to fill the space occupied by the brand. Reuters is unique in that it is governed by the Trust Principles, which commit us to act with integrity, independence and without bias. These principles are not restricted to the collection and dissemination of the news. They inform every decision we make, whether it concerns our customers, suppliers, staff or the communities in which we operate. A responsible approach to business is not optional. Without responsibility there is no sustainability.

For over 150 years, Reuters has been relentless in the pursuit of truth. We have built one of the world’s great brands. Now I am confident that we are on course to enjoy a new phase of growth.

Niall FitzGerald, KBE, Chairman

02	Reuters Group PLC Annual Review 2005

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Reuters 2005 . . .

•	Revenues growing again for the first time in four years Recurring revenues, which account for 93% of total revenues, grew 4%.

•	On target to deliver cost savings of £440 million by the end of 2006 The three-year Fast Forward business transformation programme was completed according to plan.

•	Instinet stake sold We raised £630 million through the sale of our stake in Instinet.

•	Plan to return £1 billion to shareholders over two years We are doing this by buying back our shares on the open market.

Reuters Group PLC Annual Review 2005	03

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Chairman’s statement

We’ve completed the ‘Fix it’
stage of our strategy, putting
our core business back on
track. Reuters is now more
competitive, simpler, more
customer-focused and
more efficient.

What was the highlight for you in 2005?
The key thing for me is that we went from four years of losing revenue to revenue growth – that’s really important for our shareholders and for our employees as well.

Fast Forward has just completed. Did it achieve its objectives?
Our Fast Forward transformation plan has achieved its objectives in full. The £440 million in cost savings being delivered in 2006 has turned Reuters from loss-making to profit, and we have significantly enhanced our product line, putting out a slew of great products at year-end. We also improved customer service and built a solid platform for growth.

Last July the company launched the Core Plus growth initiatives which you said would strengthen the core business and accelerate revenue growth. It’s very early, but is that working as you had hoped?
Yes, there are really good early signs of success in Core Plus. There are four initiatives: electronic trading, high-value content, a new approach to enterprise-wide sales and new markets. And for each one, we have an important milestone or set of milestones we can point to, to show that we’re on track to deliver additional growth at Reuters.

How do you think our customers are responding to those changes?
I judge the customer response in a number of ways:

First, is it coming through in revenues and in sales? The answer is yes – we’ve seen increases in these lines.

Second, by how they tell Reuters they are feeling – we have a formal customer satisfaction survey that goes to about 12,000 users and that’s shown steady improvement.

And finally, the thing I really like is, I just go out and spend time with customers. I walk around the trading desks, I talk to our customers, and they tell me they can see the difference at Reuters.

And what about the product offering at Reuters?
We seek to provide a sensible range of products. We believe that customers don’t just want a single box at a single price. That said, Reuters had gotten far too complex, with 1,300 products in the product line in 2001. What we’ve done is rationalise it, reduced the number of products and platforms, and then put fit-for-purpose products out to meet different customer needs.

We’re returning cash to the market via a share buyback. Why was that method chosen above others?
It’s a tax-efficient strategy and it also allows us to retire shares while putting out cash, thereby raising the earnings per share for everybody who remains a shareholder. The Reuters Board looked at a number of alternatives and we thought this was the best method, reflecting our capital needs, the needs of our shareholders and the market value of Reuters shares.

Looking to 2006, what do you see lying ahead for the company?
I’m very excited about 2006. The key drivers for us will be to deliver on our Core Plus investments, to accelerate our revenue growth, to continue to really focus on customer service and to maintain the good cost control that we’ve had throughout the last few years.

04	Reuters Group PLC Annual Review 2005

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What are your ambitions for the Media business?
Reuters has operated a successful wholesale media agency for over
150 years, and we believe we can grow a direct-to-consumer media business alongside it. Our content and our brand form a compelling offer to individuals in search of an independent, unbiased view of world events.

Why are electronic trading systems so important to Reuters?
Reuters pioneered electronic trading with the launch of our first
Reuters Monitor Dealing System back in 1981. Since then, we have had a track record of continuous innovation in this area, right up to the launch in 2005 of Reuters Trading for Fixed Income and Reuters
Trading for Foreign Exchange. We see trading moving increasingly to electronic platforms, so we are investing heavily in this area as part of our Core Plus strategy.

How is Reuters culture changing?
There are many wonderful aspects of the Reuters culture that underpin much of the company’s enduring value. However, during Fast Forward it has been important to introduce a leaner, more performance-driven aspect to our culture. Corporate cultures do not change overnight, but I am pleased with the progress we have made to date and
confident we can continue to blend these two aspects of our culture.

Tom Glocer, CEO

Reuters Group PLC Annual Review 2005	05

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Chief Executive’s review continued

Our strategy
is straightforward:

1/ Fix it

Status: Complete

We have completed the Fast Forward programme which aimed to transform our core business. We have made Reuters more competitive, simpler, more customer-focused and more efficient.

What we said we would do:
•	Make our information indispensable

•	Simplify and segment our product line

•	Reduce and reshape our cost base

•	Streamline our Group portfolio
What we have done:
•	Expanded our data coverage while moving much of our data production to our Bangalore content centre

•	Reduced our 1,300 products to 400 as we head towards 50 desktop financial information products

•	Made savings of £360 million by the end of 2005, putting us on track to deliver £440 million in 2006

•	Simplified our business by divesting or closing portfolio holdings, generating total cash proceeds of £1.3 billion

2/ Strengthen it

Status: Ongoing

We have to keep ahead of the competition by constantly improving what we offer our customers. We are continuing to make our operations more efficient.

What we said we would do:
•	Improve our product delivery

•	Streamline our product delivery infrastructure

•	Continue to invest in new content

•	Make Reuters simpler to do business with
What we are doing:
•	Simplifying our product development process and concentrating development into fewer centres to improve product quality

•	Rationalising our data centres from 250 to around 10 globally to reduce costs, simplify our product delivery and improve service quality

•	Streamlining our content management processes to improve the accuracy, timeliness and breadth of our data

•	Modernising our customer administration systems to make it easier for customers to buy from us

3/ Grow it

Status: Started

Our relentless focus on the basics means that we can now also begin to look ahead: where will our future growth come from? We are identifying and investing in new opportunities for revenue growth and building on our strong brand.

What we said we would do:
•	Continue to grow our healthy core financial markets and media businesses

•	Look for new high-growth opportunities adjacent to the core, which we call Core Plus
What we are doing:
•	Launching improved versions of key products such as Reuters 3000 Xtra, Reuters Trader and Reuters Knowledge and upgrading our family of reuters.com websites

•	Introducing four new Core Plus revenue growth initiatives to enable us to compete in markets with a combined value of £11 billion, almost double the market opportunity that we currently serve:

	–	Extending our range of electronic trading services

	–	Offering high-value content that attracts a premium for providing not just information but insight

	–	Packaging our content and software to provide one-stop toolkits for market activities such as automated trading

	–	Creating services for rapidly developing geographic markets, new asset classes and new audiences

06	Reuters Group PLC Annual Review 2005

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...and
beyond

•	Scope to grow our core business in line with the market Our core financial markets have an expected medium-term growth rate of 2–4%.

•	Four new Core Plus growth initiatives to generate new revenues of 3% in 2008 We are expecting to deliver 1% of new revenue from these initiatives in 2006.

•	New service improvement initiatives to save £150 million a year from 2010 To achieve this we will invest a total of £170 million by 2008.

Reuters Group PLC Annual Review 2005	07

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Sales & Trading

Sales & Trading is our largest business division, contributing 66% of our revenue in 2005. It provides real time prices, news and trading systems for banks, brokers and fund managers who are active in the treasury, fixed-income, equities and commodities markets.

Our products

During 2005, we introduced well-received new versions of Reuters 3000 Xtra and Reuters Trader. Our fixed income products were enriched by our acquisition of Telerate. This brought us essential content for the fixed income and treasury markets and helped us increase our customer base.

Our Equities Order Routing service links a growing global community of over 200 brokers, enabling them to find the best counterparties for their trades.

•	Reuters 3000 Xtra, a premium service combining news, data, charts, analysis tools and trading services for traders who are active in international markets
•	Reuters Trader, a browser-based news and information service for market participants, including those in regional markets
•	Reuters Dealing 3000, an electronic trading service used by banks to buy and sell currencies

Electronic Trading
As a rapidly growing proportion of trades moves onto electronic trading platforms, Reuters is ready to exploit the trend: electronic trading is one of the four Core Plus growth initiatives we launched in 2005. We have built on the long-established expertise we gained through our highly successful Dealing 3000 service to launch new electronic trading systems for the fixed income and foreign exchange markets. In 2006 we will also be introducing services for exchange-traded equities and derivative products.

Reuters Trading for Fixed Income has gained strong momentum in Europe, with support from 13 major price contributors and 80 client institutions steadily increasing the volume of trades on the system. We will be deploying the system worldwide in 2006.

Reuters Trading for Foreign Exchange connects banks with their customers in financial institutions and corporate treasuries, enabling both sides to reduce trading costs through automated deal processing and settlement. In 2006, we will roll out the service to a wider range of organisations, including investment and hedge funds.

Our new Reuters Trade Notification Service also allows us to generate revenues from deal processing. It links banks and brokers to a central hub so that they can exchange trade confirmations and related information.

+15% The market for electronic trading applications is growing at 15% a year

gInvestor looks up at quotation board at Dubai Stock Exchange. (Photographer: Tamara Abdul Hadi)

08	Reuters Group PLC Annual Review 2005

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+34% Reuters Knowledge accesses increased by 34% in 2005

Research & Asset Management

Research & Asset Management serves the needs of fund managers, wealth managers, investment bankers and research analysts who make complex financial decisions outside the sales and trading environment. It contributed 11% of our revenue in 2005.

Our products

But our customers are not only looking for comprehensive data. As automated trading gathers momentum, traders and investment managers are seeking to improve their performance by adding new perspectives to investment decisions. The second of our Core Plus growth initiatives is to offer high-value content that enables users to find those insights.

Our journalists organise regular summits where industry specialists contribute an informed view of the trends shaping various market sectors. These events have generated a steady stream of exclusive thought-provoking insights for our news services, adding new angles to our customers’ research. Our global customer base makes us an attractive distribution partner for owners of proprietary high-value content. In February 2006 we signed an exclusive agreement to carry retail sales data from MasterCard, which is proven to be an accurate predictor of consumer spending, an indicator watched closely by the markets. Innovations like these give our customers a competitive advantage.

• •	Reuters Knowledge suite, an in-depth company research service which can be combined with 3000 Xtra Reuters Wealth Manager, a flexible, broad financial information service

During 2005 we renewed our emphasis on more and better content. We broadened our economic coverage by acquiring EcoWin, a provider of specialist macroeconomic data, and expanding our content production centre in Bangalore. We added information on 36 more countries and extended our company content to include new mergers and acquisitions data and information on small and mid-sized US companies.

fA child watches from a shelter after being evacuated in Playa Del Carmen, Mexico, during Hurricane Emily. (Photographer: Henry Romero)

Reuters Group PLC Annual Review 2005	11

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36% Revenues from our DataScope products grew 36% in 2005

Enterprise

Reuters aggregates information to give a single view of the financial markets and the events that move them. Our Enterprise division products provide access to those markets in formats that computers can use to support the financial systems our customers run. The division also provides some of those systems itself. Enterprise contributed 16% of our revenue in 2005.

Our products

system-to-system processing. The result is that what we sell is heavily embedded into our customers’ businesses as we capitalise on this trend. The third of the Core Plus growth initiatives we announced in 2005 is to combine our content and our Enterprise products to provide complete packages that enable our customers to address specific activities such as electronic trading and portfolio valuation.

In 2005 we launched a set of ultra high-speed price feeds, Reuters DataFeed Direct (RDFD). They deliver large volumes of data from 12 major stock exchanges directly to our customers who use them mainly to drive their automated pricing and trade execution systems. We will be adding many more European and Asian exchanges to RDFD in 2006.

Banks and financial institutions are having to comply with increasingly strict regulations. Our fast-growing Reuters DataScope Pricing & Reference Data product line helps them achieve this by delivering accurate pricing for a broad range of financial instruments.

•	Real-time datafeeds, streams of machine- readable price data delivered over our networks at high speed for use in customers’ in-house information and trading services
•	Reuters Market Data System, a content distribution network that enables banks to pump data into a wide variety of in-house financial systems
•	Risk management systems to help banks monitor their exposure to trading risk
•	Reuters Messaging, a secure online messaging service that connects financial professionals across existing communities of interest
•	Reuters DataScope provides the historical and reference data that Reuters clients need

As our largest customers turn increasingly towards computer-driven trading and automation, they are building on our software and information to differentiate themselves from their competitors. They have a growing need for machine-readable data and

gThe Millau Viaduct crosses the valley of the river Tarn in Millau, France. (Photographer: Jean-Philippe Arles)

12	Reuters Group PLC Annual Review 2005

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30% growth in usage of our reuters.com websites in 2005 1billion+ Reuters news reaches more than one billion people around the world each day

Media

Our Media division serves our publishing and broadcasting customers in the wholesale media market as well as our growing affluent online audience, contributing 7% of our revenues in 2005.

Our Media services

of awards in 2005. We received over 60 prizes, including the coveted World Press Photo of the Year for Arko Datta’s picture (right) of a tsunami survivor mourning the death of her relative. Our acquisition of Action Images, a specialist sports photography agency, was a significant step in expanding our global pictures business.

Reaching more TV news outlets than any other service, Reuters growing television business gained momentum in 2005. The rollout of World News Express saw us expanding our digital on-demand news delivery and we extended our video news coverage and features services from the Middle East and Africa.

We continue to broaden our appeal to consumer audiences around the world. We introduced digital services on multiple platforms, including a multimedia News & Money service in Japan for mobile phones and an interactive TV channel in the UK. This enables users to choose the news that matters most to them, wherever and whenever it is breaking. Revenues from our advertising sales are increasing steadily as we attract a growing number of global brands, including Diet Coke, GE and Fidelity.

• •	Text and broadcast news, video and photographic coverage for publishers and broadcasters
News and financial information delivered online and via mobile devices and interactive TV to individual consumers, enabling them to stay informed about world events and manage their financial portfolios
Reuters is the world’s largest multimedia news agency. Our news is characterised by its unrivalled breadth and depth and by our commitment to speed, independence and accuracy. 2005 saw us breaking many of the year’s biggest stories ahead of our competitors. We were first to report the results of Iraq’s historic elections. We were also first to break the biggest financial story of the year: China’s revaluation of the yuan. Hiking over landslides in the wake of the Kashmir quake, Reuters journalists reported the earliest stories from devastated towns, providing insight into the unfolding human tragedy.

Reuters photographs continue to capture many of the world’s most iconic images and the quality of our photojournalism was recognised with an unprecedented number

gAn Indian woman mourns the death of her relative who was killed in the tsunami in Cuddalore, India. (Photographer: Arko Datta)

14	Reuters Group PLC Annual Review 2005

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New markets

The fourth of our growth initiatives is to expand our presence in new markets adjacent to our core financial businesses. We see opportunities in three areas:

New markets and audiences

Building on strong foundations in India
Strong economic growth, combined with steady deregulation, is fuelling the expansion of India’s financial markets. We are already the market leader in providing information, electronic trading and risk management products for these markets. We are building up our product offer to enable us to capitalise on this market growth. In January 2006 we launched TIMES NOW, a TV news channel, in partnership with The Times of India to support our plans for growth in consumer media.

Developing markets in China
In 2005 we brought greater transparency to China’s developing bond market, launching a range of market-standard reference rates. We are also taking a significant role in developing China’s foreign exchange (FX) market. Our electronic trading technology is the platform on which the China Foreign Exchange Trade System launched an FX portal for trading in eight foreign currency pairs. In July we launched our Chinese language website www.reuters.com.cn and began providing branded English-language inserts for China Central Television.

New products and sales channels in Latin America
We plan to launch Reuters Trading for Fixed Income in Brazil and Mexico in 2006 and to expand our fixed income products to Argentina, Chile and Colombia. We created a new sales channel in Brazil’s growing market by entering into agreements with American Express and Universal OnLine, a major regional internet service provider, for them to promote Reuters Trader for Latin America to their corporate accounts.

•	High-growth financial markets in regions such as India, China and Brazil
•	Emerging asset classes, including freight, emissions, weather and property
•	New consumer audiences with an interest in finance, such as private investors

+35%
Spending on financial applications is set to grow by 35% a year in India over the next three years

fBoats make their way through the ice floes in the Gulf of St Lawrence. (Photographer: Paul Darrow)

Reuters Group PLC Annual Review 2005	17

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Corporate responsibility review

Corporate responsibility is
the way we carry out our
business practices throughout
our day-to-day activities,
with independence, integrity
and freedom from bias.

Our 2006 objectives

•	Develop a code for our suppliers to adhere to when working with us

•	Roll out a programme of mentoring by employees of senior managers on diversity issues

•	Raise employee participation in Community Events Week 2006 to 15% in 45 locations

•	Create a system for recording Reuters impact on the environment

Reuters is included in the Dow Jones Sustainability Index, the FTSE4Good Index, the Ethibel Sustainability Indices and the Ethibel Pioneer Investment Register.

We steer our corporate responsibility strategy through our Corporate Responsibility Advisory Board. Comprising customer, supplier, investor and employee representatives, it is chaired by our General Counsel and Company Secretary, who represents corporate responsibility on the Group Management Committee (GMC) and to the Board.

We make extensive information available through our website www.about.reuters.com/csr.

Employees
With our business and markets changing rapidly, we seek to employ people who are highly talented, customer focused, adaptable and committed to learning and developing. We are also keen to ensure that our employee base is diverse. This will enable us to reflect the different cultures and markets we operate in and to blend a range of perspectives that will help us develop innovative ways of serving our diverse markets. We are bringing in fresh markets, media, content and technology expertise. To ensure that our customer-facing employees keep their product and market knowledge up to date, they undergo regular certification programmes.

We continued to re-balance our employee base in 2005 to support our ‘strengthen it’ and ‘grow it’ strategic objectives. Our Bangalore content centre and Bangkok development centre have expanded as we renew our focus on content and strengthen our product line. Reflecting our drive to recruit new talent, over 50% of our employees have joined us in the last five years.

hhTom Glocer at the official opening of the Reuters building in Bangalore.

hReuters staff at the brightspot customer roadshow in Hong Kong.

gReuters staff help with housebuilding projects in Sri Lanka.

18	Reuters Group PLC Annual Review 2005

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15,300
employees of 115 nationalities in
89 countries, including some 2,300
editorial staff in 189 bureaux

170
additional customer service
specialists hired in 2005

£1.75m
pledged over five years to fund the
Reuters Institute for the Study of
Journalism at the University of Oxford

Employees’ performance is aligned to company goals through an annual performance review process. Reviews focus both on the objectives that were set and how they were achieved, drawing on input from a range of people to ensure a rounded view of performance.

We have extensive fair-employment practices in place and, with the support of our Global Diversity Advisory Council (established in 2004), we are working to make Reuters an increasingly inclusive company. The council is chaired by the CEO, and serves as an advisory board to the GMC on diversity issues.

Our annual survey of employee engagement in 2005 showed improvements across all the areas we address: leadership, customer orientation, performance, employee commitment and career development. The results also showed us scoring more highly than other companies currently undergoing similar levels of change. Two of the highest-scoring statements were: “I fully support the values for which Reuters stands” and “Reuters provides a working environment that is accepting of ethnic differences”. Highlighting areas for improvement, employees reinforced the need for more simplification of the organisation and improvements in customer service. The GMC has put in place a range of initiatives to continue to address these issues in 2006.

Marketplace
We have improved customer satisfaction by recruiting and training new service employees and upgrading our product delivery networks. We use several tools, including a regular customer satisfaction survey of 12,000 customers, to gather feedback on our products and service. The survey has shown improvement year-on-year for the past three years.

To increase awareness among our end users of the latest developments in our product range, we have a ‘brightspot’ travelling showcase for Reuters products. In 2005 it was visited by over 7,000 customers in 35 cities around the world.

During 2005, our transaction processing and accounting services worldwide moved to a single Global Service Centre, enabling us to reduce our payment terms to an average of 22 days from date of receipt of invoice.

We continue to provide information to our investors through meetings, presentations and briefings and through our investor website at www.about.reuters.com/investors.

Reuters Group PLC Annual Review 2005	19

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Corporate responsibility review continued

Community
Reuters supports various community initiatives and charitable causes through the work of Reuters Foundation and the volunteering efforts of our employees around the world.

Reuters Foundation continues to focus on areas where Reuters expertise in information gathering and communications can be put to use in ways that will benefit the communities in which we operate, such as providing training opportunities to journalists from all over the world.

We announced in January 2006 that Reuters Foundation is the primary sponsor in forming The Reuters Institute for the Study of Journalism at the University of Oxford, providing £1.75 million of funding over five years. The Reuters Institute builds on the Reuters Foundation Fellowship Programme at Green College, Oxford and its reputation for engaging first-class journalists from across the world in serious research. It will focus on analysing the practice of journalism worldwide and examining the basis for reliable and accurate reporting in the digital age.

There is more detailed information on the work of the foundation at www.foundation.reuters.com.

AlertNet (www.alertnet.org), established by Reuters Foundation in 1997, enables relief agencies and the public to share information about emergencies and associated relief efforts. In addition to carrying breaking news on emergencies, the site helps to ensure that “forgotten emergencies”, those disasters long forgotten by the mainstream media, are kept in the headlines. We have seen traffic double over the past 12 months to an average 215,000 page views per day in December, as we add new content sources and media recognition increases.

The innovative Tsunami Aidwatch (www.alertnet.org/thefacts/aidtracker) was set up by AlertNet to measure how much of the money pledged after the disaster was turned into actual funding for relief and reconstruction in the area. This has helped to position the service as an authority on humanitarian media issues.

In response to the Asian tsunami, we gave $1 million to fund relief efforts in affected countries. To date, just over $435,000 (£235,809) has been awarded in grants to Thai and Indian charities working with victims. The rest of the donation has been allocated to support housebuilding programmes, with 64 Reuters volunteers travelling to Hikkaduwa in Sri Lanka to participate in rebuilding work with Habitat for Humanity. The rest of the money will go to support more housebuilding teams in 2006 and 2007.

All employees may take one day of company time each year to engage with community groups, schools and local organisations, focusing on these activities during our annual Community Events Week. In 2005, 1,856 employees from 42 countries (12% of employees, 2004: 12%) participated in the programme. We recognise that employees benefit from practising their professional and personal skills while team-building with their colleagues and giving valuable support to the community.

There is more information on Reuters volunteering programmes at www.about.reuters.com/csr.

Environment
The Ethical Investment Research Service classifies our business activities as having a low environmental impact. However, we recognise that our employees and facilities have an impact, both at work and at home. We therefore held a Reuters Green Week exhibition in London in which we gave information to employees around the world on the topics of Reuse, Reduce and Recycle. The exhibition will be rolled out to other office locations around the world during 2006.

Relocation to our new corporate headquarters in London’s Canary Wharf created an opportunity to introduce facilities that have a positive environmental impact. These include the use of fewer waste bins and plastic liners, movement-sensitive lighting, default double-sided photocopying and piloting the use of recycled paper. Our entire UK property portfolio is now supplied with Climate Change Levy-exempt green energy. Practices designed to reduce our environmental impact are being rolled out in other centres in 2006.

We also have a role to play through Reuters Foundation in developing the effective communication of environmental issues. We delivered six training workshops to over 100 non-Reuters journalists in Mexico, Germany, America, Kenya and Morocco, in conjunction with funding partners.

1,856
employees in 42 countries spent
a day of company time working
on community projects

106
non-Reuters journalists attended workshops on communicating environmental issues

hThe emaciated fingers of a one-year-old child pressed against his mother’s face at an emergency feeding station in Niger. Winner of the 2006 World Press Photo of the Year (Photographer: Finbarr O’Reilly).

fThe Reuters Institute for the Study of Journalism will be based at The University of Oxford.

20	Reuters Group PLC Annual Review 2005

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Business review

At the end of 2005 we
had more than 100,000
accesses of Reuters
3000 Xtra installed
at client sites.

•	Recurring revenue: subscription fees for information products and maintenance fees for software

•	Usage revenue: fees charged on a per transaction basis, mainly from our electronic trading products such as Dealing Matching

•	Outright revenue: fees from once-off sales of information and risk management solutions

Our operations
We operate through our four business divisions, which are responsible for defining, building and managing products. The business divisions serve customers through our Global Sales and Service Operations teams, who work with customers to build relationships and to identify the correct Reuters products to meet their needs. Through regular training visits, our customer training specialists work with users to ensure they get full value from our products. We also provide product, content and technical support by telephone and email from three regional hubs, one based in each main time zone.

Our Content group brings together all of Reuters news and data. Editorial’s role is to cover and edit news to the highest standards of accuracy, insight and timeliness. Our 2,300 journalists and photographers in 189 bureaux file more than two-and-a-half million news items a year in the form of text, pictures, TV, video and graphics and we publish news in 19 languages. Our Data group collects, produces, packages and delivers an extensive range of financial information.

Sales & Trading
Sales & Trading revenue rose by 3% to £1,595 million (2004: £1,542 million), with revenue from acquisitions made in 2005, principally Telerate, accounting for the increase. Reuters 3000 Xtra revenue climbed 18%, with over

100,000 product accesses installed by the end of 2005. This growth came from a combination of new business (including displacement of competing products) and upgrades of existing users as we continued to move them across from our older 2000 and 3000 series products. We also saw an increase in Reuters Trader positions, with over 8,200 now installed. Usage revenue from our trading products (mainly Reuters Dealing) rose 10%.

Trading costs increased by 5% to reach £1,354 million. This was mainly due to the inclusion of Telerate costs.

Looking forward to 2006, we think the key revenue drivers for Sales & Trading will include our new trading services; continued growth from Reuters 3000 Xtra; Telerate revenue retention; and growth in Reuters Trader sales as we continue to upgrade users from older products and attract new customers.

Research & Asset Management
Revenue from the Research & Asset Management division was £268 million, up 2%. Reuters Knowledge accesses reached 11,000 by the end of 2005, an increase of 3,000. Revenue from Reuters 3000 Xtra and Reuters Trader included in the Research & Asset Management division grew 5% to £76 million. Reuters Wealth Manager products rose 8% to reach £135 million. However, growth from Lipper, our investment funds

Reuters Group PLC Annual Review 2005	21

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Business review continued

information subsidiary, was partly offset by a fall in revenue from older products such as Reuters Markets Monitor, where we withdrew from unprofitable business.

Trading costs totalled £288 million. This 7% increase resulted from investing in Core Plus and Reuters Wealth Manager performance improvements and targeted sales campaigns to promote Reuters Knowledge and Reuters Wealth Manager products. The investment was partially offset by the Fast Forward savings that arose from moving some of our content production to our Bangalore content centre.

Looking forward to 2006, we expect revenue growth in Research & Asset Management to be driven by three factors: sales of Reuters Knowledge, better Lipper funds analysis content; and demand for new high value content such as the MasterCard data and EcoWin macro-economic data. However, this will be more than offset by investment in additional high value content and product enhancements.

Enterprise
Revenue from the Enterprise division was £393 million, up 1% for the year. Revenues from real time datafeeds and Reuters DataScope grew by 4% and 36% respectively, as we saw increased demand for machine-readable real time and historical data to be used in a wide range of customer software

Revenue by business division – £m

applications. Revenue from Reuters market data systems fell 14% to £108 million. Growth in maintenance revenue was more than offset by a fall in outright (once-off) revenue, caused mainly by our continuing withdrawal from technology consulting and the almost-completed switch of customers from older systems to RMDS. Revenue from our Risk Management products rose by 1% to £82 million, helped by price increases during the year and steady growth in Asia, including new sales to leading banks in China.

Trading costs totalled £298 million, a drop of 9% compared to 2004. Fast Forward savings from scaling back our technology consulting groups, after our decision to exit this business, were partly offset by investment in Core Plus growth initiatives, including the 10-year Reuters Tick History database.

In 2006, the focus will shift to marketing new products such as the portfolio valuation and electronic trading product packages, Reuters Wireless Delivery Service and also Reuters Tick Capture Engine. This collects trading history to support increasing regulatory requirements and complex trading analysis tools.

Media
Revenue from the Media division, 7% of our total revenue, totalled £153 million, up 7%. Agency revenues grew 6% to £133 million, with a good performance from our Pictures

Sales & Trading (1,595) 66%
Research & Asset Management(268) 11%
Enterprise (393) 16%
Media (153) 7%

and TV businesses. Consumer services revenues grew 12% to £20 million, reflecting our successful shift from syndication of our news to other websites as we retained more of our content for exclusive use by our own family of reuters.com websites.

Trading costs totalled £135 million, 7% up on 2004. Key drivers included expansion of news coverage to new regions and Core Plus investment in consumer services. These were partially offset by low content costs with the move of activities to Bangalore.

In 2006, the Media division is looking forward to continued strong revenue performance. We expect to grow our video news products and to expand our Pictures business on the back of our recent acquisition of Action Images. The consumer services business expects strong growth in online advertising from its US, UK and Japanese markets.

22	Reuters Group PLC Annual Review 2005

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Summary Operating and Financial Review

Forward-looking statements
Under US law, all statements in this annual review except those of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under Forward-looking statements on page 35 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date of this annual review and attributable to the Group are expressly qualified in their entirety by such factors.

Non-GAAP1 measures
A number of measures used in the following commentary are ‘non-GAAP’ figures. This means they are business performance measures used to manage the business, and they supplement the IFRS-based headline numbers. These measures include ‘underlying change’, ‘trading costs’, ‘trading profit’, ‘adjusted earnings per share (EPS)’, ‘free cash flow’ and ‘net debt/net funds’. Additional explanation of the nature and impact of these measures is included in the 2005 Annual Report and 20-F.

Reuters Group performance
Summary profit results

	2005		2004		Actual
Year to 31 December	£m		£m		change

Continuing operations

Revenue	2,409		2,339		3%

Operating costs	(2,251)		(2,187)		3%

Other operating income	49		42		16%

Operating profit	207		194		7%

Net finance costs	(12)		(12)

Profit on disposal of associates and available-for-sale financial assets	38		203

Share of post-taxation profit from associates and joint ventures	5		11

Profit before taxation	238		396		(40%	)

Taxation	(9)		(40)

Profit for the year from continuing operations	229		356		(36%	)

Discontinued operations

Profit for the year from discontinued operations	253		19

Profit for the year	482		375		28%

Basic EPS	32.6	p	26.0	p	25%

Reuters adjusted EPS	13.8	p	11.8	p	17%

Revenue, costs and profit measures
	2005	2004	Actual		Underlying
Year to 31 December	£m	£m	change		change

Recurring	2,242	2,164	4%		1%

Usage	97	86	13%		12%

Outright	70	89	(22%	)	(23%	)

Total revenue	2,409	2,339	3%		0%

Operating costs	(2,251)	(2,187)	3%		0%

Operating profit	207	194

Operating margin	9%	8%

Trading costs	(2,075)	(2,013)	3%		0%

Trading profit	334	326

Trading margin	14%	14%

1 Generally Accepted Accounting Principles

Revenue
Reuters full year revenue grew 3% to £2,409 million (2004: £2,339 million). This was our first full year of revenue growth since 2001. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue was approximately the same as in 2004. Acquisitions, particularly of Telerate, accounted for most of the difference between actual and underlying increases, with the rest due to currency movements. In the newly integrated Telerate business, sales focus on retaining revenue after the acquisition drove better than expected revenue performance.

Recurring revenue, which represented 93% of our revenue in 2005, was £2,242 million (2004: £2,164 million). This represented an increase of 4% on an actual basis (1% underlying) compared to 2004, and was the first time underlying recurring revenue had grown since 2001.

Usage revenues, 4% of our revenue in 2005, grew by 13% to £97 million (2004: £86 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Outright revenue, 3% of our revenue in 2005, totalled £70 million (2004: £89 million), a decline of 22% compared to 2004. This decline was mainly due to our continued withdrawal from technology consulting, a process which is nearing completion as part of the Fast Forward business transformation programme.

Accesses and average revenues per access
Desktop product access numbers totalled 346,000 at the end of 2005, up 18,000 from the end of 2004. This increase was driven by our acquisition of Telerate. Average revenue per access (ARPA) for the fourth quarter of 2005 was up 2% compared to the same period in 2004, driven by price increases and a shift in the product mix to higher value accesses.

Operating costs and trading costs
Total operating costs were £2,251 million, an increase of 3% from 2004. The rise is largely driven by movement in trading costs.

Trading costs totalled £2,075 million in 2005 (2004: £2,013 million), up 3% on an actual basis (flat on an underlying basis), demonstrating our continued cost discipline.

A change to the accounting treatment of the Reuters Pension Fund (RPF), which is now recognised as a defined benefit plan rather than a defined contribution plan, resulted in an additional 2005 charge of £7 million. At the 2005 year end, a deficit of £223 million in the RPF was recorded on Reuters balance sheet.

We invested £41 million in the second half of 2005 in Core Plus transformation projects and growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

Fast Forward is now complete and we remain on track to achieve annualised cost savings of £440 million from the programme by the end of 2006, contributing to a total reduction from all transformation programmes of about £900 million since 2001. In 2005, we delivered a further £126 million of annualised savings, taking the total to £360 million under Fast Forward. These resulted largely from outsourcing our network to BT/Radianz in April 2005, from further headcount reductions and from expanding our content and development facilities in Bangalore and Bangkok.

Fast Forward restructuring costs of £94 million were £26 million lower than in the previous year, as the programme came to an end. We also incurred £18 million of acquisition-related integration costs relating to Telerate.

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Summary Operating and Financial Review continued

Operating profit and trading profit
Our operating profit totalled £207 million in 2005 (2004: £194 million) reflecting improved trading performance. Trading profit was £334 million in 2005 (2004: £326 million). Trading margin was 14% (2004: 14%), after expenditure on Core Plus. The net effect of currency movements on trading profit was neutral, the small positive effect on revenue being offset by a small negative effect in the cost base.

Profit for the year
Profit for the year from continuing operations was £229 million (2004: £356 million). The year-on-year decline was almost entirely driven by a reduction in profits from asset disposals. In 2004, continuing operations contained the profits from the sale of a 39% stake in Tibco Software Inc. (TSI) and our holding in GL TRADE, whereas the £38 million of disposal profits in 2005 came largely from further sales of our smaller remaining stake in TSI.

Net finance costs of £12 million were comparable to 2004, due to a broadly similar net debt position throughout the year before completing the Instinet Group disposal. Income from our associates and joint ventures in 2005 generated a net profit after tax of £5 million, compared to £11 million in 2004. TSI and GL TRADE account for £5 million of this reduction as they contributed a net profit in 2004, before disposal.

The tax charge for the year was £9 million, compared to £40 million in 2004. The reduction was mainly due to the benefit of settling prior year taxation matters.

Profit for the year from discontinued operations
Profit from discontinued operations was £253 million (2004: £19 million). This was largely made up of the post-taxation profit of £191 million on the disposal of Instinet Group and £68 million profit after taxation from Instinet Group’s business operations before its sale in December 2005. This was partly offset by losses on sale of Radianz Limited (Radianz) to BT Group PLC (BT) and on the partial disposal of our interest in the Bridge Trading Company (BTC) to Instinet Group.

Earnings per share (EPS)
Profit for the year was £482 million (2004: £375 million), resulting in basic EPS of 32.6p in 2005, up 6.6p from the previous year. Adjusted EPS was 13.8p in 2005, up 2p from the previous year, reflecting a stronger trading profit and a reduction in the number of shares in circulation due to the share buyback programme.

Summarised cash flow and Reuters free cash flow
Cash generated from continuing operations was £268 million. Free cash flow was £88 million in 2005 (2004: £208 million). The year-on-year decline was driven by increases both in capital investment and restructuring charges. Higher capital investment resulted from our move to new London headquarters at Canary Wharf, stepped-up investment in data centres and the capitalisation of product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges while the rest related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of proceeds from the sale of property, plant and equipment disposals which did not recur in 2005.

Net funds were £253 million (2004: £326 million). The 2004 amount included £507 million of net funds at Instinet Group, reduced by £181 million of net debt in Reuters. Excluding Instinet Group, the year-on-year improvement in net debt to net funds is largely due to cash flow from operations of £268 million and net cash proceeds from disposals/acquisitions (largely Instinet Group) of £710 million. These inflows were partly offset by net purchases of assets, dividend payments to Reuters shareholders, and payments made as part of the share buyback programme.

Dividends
Dividends paid in 2005 totalled £140 million. The final dividend proposed for 2005 is 6.15p, in line with the previous year.

Balance sheet
The net assets of the Group, at £570 million, are unchanged from 2004. The main movements in the Group balance sheet are:

•	The disposal of Instinet Group – reducing both total assets and liabilities upon sale and reducing the minority interest in Instinet Group to zero.

•	An increase in non-current liabilities, mainly reflecting an increase in net pension obligations from £256 million to £310 million, largely as a result of changes to key assumptions underpinning the net liability valuation (both the rate of return and discount rate have decreased, which results in a larger present value liability).

Our largest acquisition during the year was of Telerate for £122 million, completed in June 2005. Other acquisitions included Action Images (September 2005) and EcoWin (November 2005).

Disposal activity for the year included our 62% stake in Instinet Group to NASDAQ for gross proceeds of £612 million (we realised a gain on sale of £191 million), along with the dividend received from Instinet Group in July 2005 of £37 million after the sale of its Lynch, Jones & Ryan subsidiary to the Bank of New York for £96 million. The net proceeds from these transactions (including our March 2005 sale of BTC to Instinet Group) totalled approximately £630 million.

Other disposals included our sale of 16 million shares in TSI for £63 million, realising a profit of £33 million, and the sale of Radianz to BT in April 2005 for £115 million cash, resulting in a loss of £4 million.

2006 Outlook
In 2006, we expect to accelerate revenue growth through Core Plus, against a backdrop of favourable market conditions. We are targeting total revenue growth of around 5%. This includes 2005 acquisitions and a percentage point of growth from Core Plus, but excludes currency effects.

Within operating profit and trading profit, we expect 2006 to benefit from the final £80 million of Fast Forward savings, taking the total to £440 million of annualised savings that we committed to in February 2003. In line with our guidance in July 2005, operating profit and trading profit in 2006 is expected to reduce by £120 million due to investments to drive Core Plus growth and transformation.

In cash flow, we expect to spend £220 million on capital investment in 2006, up from £178 million in 2005, as we continue to invest in new data centres and step up the level of product development under Core Plus, as well as continuing to enhance our core services and infrastructure. As part of the £220 million, we expect to capitalise around £80 million of software and development spending. This increase will be more than offset by an expected £90 million fall in restructuring costs for Fast Forward and Telerate integration.

24	Reuters Group PLC Annual Review 2005

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Directors and senior managers

Directors
Niall FitzGerald, KBE Chairman; Chairman of the Nominations Committee. He is a Member of the World Economic Forum’s Foundation Board, a Fellow of the Royal Society for the encouragement of Arts, Manufactures & Commerce and the Association of Corporate Treasurers and a Non-executive director of the Nelson Mandela Legacy Trust (UK). He is also a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council and the Shanghai Mayor’s International Business Leaders Council. Former Chairman and Chief Executive Officer of Unilever PLC (1996–2004), former Non-executive director of Merck, Ericsson, Bank of Ireland and Prudential PLC. Former President of the Advertising Association, former Co-Chairman of The TransAtlantic Business Dialogue and former Chairman of The Conference Board, Inc. Age 60.

Thomas (Tom) Glocer CEO. Previously CEO of Reuters Information (2000) and President and Senior Company Officer, Reuters America (1998–2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Member of the Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress, the Leadership Champions Group (Education) of Business in the Community, The Advisory Board of the Judge Institute of Cambridge University and The Corporate Advisory Board of the Tate. Non-executive director of Instinet Group until Instinet Group was acquired in 2005 by NASDAQ. Age 46.

David Grigson CFO. Joined Reuters in August 2000 from Emap PLC where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984–1989). Held a number of financial positions at Esso UK (1980–1984). Former Non-executive director of Instinet Group. Chairman of Radianz until Radianz was acquired in 2005 by BT. Age 51.

Devin Wenig Executive director and President of Business Divisions. Previously President, Investment Banking & Brokerage Services (2001–2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a Non-executive director of Nastech Pharmaceutical Company and a former Non-executive director of Instinet Group. Age 39.

Lawton Fitt Non-executive director; member of the Audit Committee. Non-executive director of CIENA Corporation and Citizen Communications. Director and Trustee of Reuters Foundation. Previously a Partner and Managing Director of Goldman Sachs Group Inc. Trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. Former Secretary (Chief Executive) of the Royal Academy of Arts. Age 52.

Penelope (Penny) Hughes Non-executive director; member of the Remuneration Committee. Director of The GAP Inc., Vodafone PLC, Skandinaviska Enskilda Banken, Molton Brown Limited and a Member of the Advisory Board of Bridgepoint Capital. Former President, Coca Cola Great Britain and Ireland. Former Director of Bodyshop International PLC (1994–2000), Enodis PLC (1996–2001), SC Johnson (2002–2004), web-angel (2000–2003) and Trinity Mirror PLC (1999–2005). Age 46.

Edward (Ed) Kozel Non-executive director; member of the Remuneration Committee. Chief Executive of CRIGHT. Also a Director of Yahoo. Formerly a Non-executive director of Cisco Systems Inc. (2000–2001), where he worked from 1989–2000 in a number of roles, including Chief Technology Officer and Senior Vice President for business development. Also a former Non-executive director of Tibco Software Inc. (2000–2001) and Narus Inc. (1999–2003). Prior to 1989 he worked with SRI International in California. Age 50.

Sir Deryck Maughan Non-executive director. Director of Glaxosmithkline plc, Managing Director of KKR, Chairman of KKR, Asia, Trustee of Carnegie Hall, Lincoln Center Inc. and NYU Medical Center. He serves on Advisory Councils at Stanford and Harvard Universities. Former Chairman and CEO of Citigroup International, former Vice-Chairman of the New York Stock Exchange and former Chairman and CEO of Salomon Brothers (1992–1997). Age 58.

Kenneth (Ken) Olisa Non-executive director; member of the Audit Committee. Non-executive director of BioWisdom and Open Text Corporation. He is a Liveryman of the Worshipful Company of Information Technologists, a Freeman of the City of London, Chairman of homelessness charity, Thames Reach Bondway, a Governor of the Peabody Trust and a Director and Trustee of Reuters Foundation. Former Chairman (2000–2006) and CEO of Interregnum plc which he founded in 1992. Former Senior Vice President and General Manager of Wang Europe, Africa and the Middle East (1981–1992) and his career began at IBM (1974–1981). Former Director of uDate.com, Metapraxis Adaptive Inc. and Yospace Technologies Ltd and former Postal Services Commissioner. Age 54.

Richard (Dick) Olver Non-executive director; Chairman of the Audit Committee; member of the Nominations Committee and Senior Independent Director. Chairman of BAe Systems PLC since July 2004. He worked for BP PLC and was Deputy Group Chief Executive (2003–2004) and CEO of BP Exploration & Production Division (1998–2002). A Fellow of the Royal Academy of Engineering. A Guardian of New Hall School. Age 59.

Ian Strachan Non-executive director; Chairman of the Remuneration Committee; member of the Nominations Committee. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former Chairman of Instinet Group, former Non-executive director of Harsco Corporation, Deputy Chairman of Invensys PLC (1999–2000) and Chief Executive Officer of BTR PLC (1996–1999). Former Deputy Chief Executive Officer (1991–1995) and Chief Financial Officer of Rio Tinto PLC (1987–1991). Also a former Non-executive director of Commercial Union PLC (1991–1995). Age 62.

Charles Sinclair retired from the Board on 6 December 2005.

The following Board changes occurred during 2005 and early 2006:

7 February 2005 Ian Strachan stood down from the Audit Committee.

20 July 2005 Charles Sinclair stepped down as Chairman of the Remuneration Committee but remained on the Committee until 6 December 2005.

19 September 2005 Ian Strachan was appointed as Chairman of the Remuneration Committee.

23 September 2005 Sir Deryck Maughan was appointed to the Board.

24 January 2006 Ian Strachan was appointed to the Nominations Committee.

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Directors and senior managers continued

Senior managers
Anne Bowerman Interim Group HR Director. Anne joined Reuters in 1995. She held a variety of HR roles within Reuters, including Head of Learning & Development, prior to being appointed to her current role in July 2005. Before joining Reuters, Anne was HR Director for an information technology company. Age 50.

Christopher Hagman Managing Director, Global Sales & Service Operations. Christopher joined Reuters in 1987, based in Sweden, and has held various senior sales and general business management positions in Sweden, the Netherlands and the UK before being appointed to his current post in April 2001. Christopher was appointed as a Member of the Executive Board of the Community of European Management Schools and Internal Companies in December 2005. Age 47.

Geert Linnebank Editor-in-Chief and Global Head of Content. Geert became Editor-in-Chief in 2000, having held various editorial roles. He was appointed Chairman of Reuters Foundation in March 2004 and President and Director of Reuters Foundation Inc. in September 2005. Before joining Reuters in 1983, he was a correspondent, EC and Belgium, for AP-Dow Jones – Brussels. Age 49.

Rosemary Martin General Counsel and Company Secretary. Rosemary joined Reuters in 1997 as Deputy Company Secretary and became Company Secretary in 1999. Appointed General Counsel in 2003. Rosemary has been the Director of Reuters Foundation since 2000. Former Partner at Mayer, Brown, Rowe & Maw for nine years. Non-executive director of HSBC Bank PLC. Member of Financial Services Authority Listing Authority Advisory Committee. Age 45.

Susan Taylor-Martin Global Head of Corporate Strategy. Susan joined Reuters in 1993, during which time she has held a number of management roles including running the global news product group and the global equities business. Susan was appointed to her current role on 1 January 2004. Prior to joining Reuters, Susan worked in Corporate Finance, specialising in mergers and acquisitions. Age 41.

Simon Walker Director of Corporate Marketing & Communications. Simon joined Reuters in 2003. Prior to joining Reuters, Simon was Communications Secretary at Buckingham Palace and Director of Communications at British Airways PLC. Simon is a Trustee of the charity, UK-NZ Link Foundation and a Director of Communicor Public Relations and Awaroa Partners. Age 52.

Michael Sayers and Christian Verougstraete resigned from the GMC and the company on 21 September and 2 October 2005, respectively. Alex Hungate stepped down from the GMC on 30 June 2005 to take up his role as Managing Director for Asia. Stephen Dando will be joining Reuters as Group HR Director and a member of the GMC in March 2006. Roy Lowrance has been appointed Chief Technology Officer and will join the GMC in March 2006.

26	Reuters Group PLC Annual Review 2005

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Summary remuneration report

Remuneration policy
The Board has overall responsibility for deciding the framework of executive remuneration and its cost. In doing so, it must take account of any recommendations from the Remuneration Committee. Through formal terms of reference, the Board has delegated to the Remuneration Committee:

•	oversight of the specific remuneration packages for the executive directors; and

•	consideration of executive remuneration issues generally, including the use of equity incentive plans.

The Remuneration Committee consists solely of non-executive directors. The Board has decided that all of them are independent as defined by NASDAQ.

Chairman and non-executive directors
The Chairman’s remuneration is set by the Board. In reaching future decisions on appropriate fee levels, the Board will continue to have regard to the remuneration arrangements of chairmen of other UK listed companies of a similar size and complexity.

As Chairman, Niall FitzGerald receives an annual fee of £500,000. This fee is fixed until 1 October 2007. The company does not provide a pension contribution to him.

Reuters shareholders set the remuneration of non-executive directors which, from 1 January 2005, has been set at £50,000 a year. The Board decides the extra fees payable to each non-executive director who chairs a Board committee. For 2005, these were £15,000 a year, £10,000 a year and £5,000 a year for chairing the Audit, Remuneration and Nominations Committees respectively. Dick Olver, the senior independent non-executive director, receives an additional £5,000 a year for this role. Niall FitzGerald is Chairman of the Nominations Committee and he has waived receipt of any committee chairmanship fees. In addition, non-executive directors who are resident outside Europe are eligible to receive a travel allowance of £5,000 for each Board meeting attended in the UK.

Because some shareholders prefer all of the directors to stand for re-election each year, as at the 2005 AGM they will all retire and offer themselves for re-election in 2006.

Executive directors
The Remuneration Committee’s policy is that remuneration and incentive arrangements are market-competitive, consistent with best practice and support the interests of shareholders.

In practical terms, this means that the reward structure for executive directors should attract, motivate and retain high-calibre individuals capable of successful leadership. To achieve this in a global business environment, Reuters executive remuneration must reflect the competitive practices of its main competitors and the other multi-national businesses with which it competes for talent. Market-determined executive compensation, with a heavy emphasis on the variable remuneration elements, is the best way to ensure that Reuters has the high-performing executive directors necessary to achieve its immediate and longer-term strategic objectives. The Remuneration Committee ensures that the remuneration received by executive directors is aligned with returns to shareholders.

In 2005, excluding pension contributions, the targeted composition of each executive director’s remuneration was as follows:

	Fixed	Variable

			Long-term
	Base pay	Bonus	incentives	Total
	%	%	%	%

Tom Glocer	18.8%	28.2%	53%	100%

David Grigson	25%	25%	50%	100%

Devin Wenig	22.5%	22.5%	55%	100%

Executive directors are required to build and maintain a personal equity stake in the company. This personal shareholding policy requires each executive director to accumulate a personal holding worth twice his or her basic salary within five years. If the requirement is not met, then the Remuneration Committee may recommend that further awards should not be made to that person.

Remuneration framework
Basic salary and benefits
In formulating and reviewing pay packages for executive directors, the Remuneration Committee receives comparator group information and assistance from independent remuneration consultants. In 2005, the Remuneration Committee reviewed the comparator group and reaffirmed its relevance. Currently, the comparator group comprises the FTSE 100 companies minus the top and bottom five companies as the main UK reference point. These companies were chosen to ensure both stability in the comparator group and relevance to Reuters position in the market.

Reuters maintains a salary structure with salary ranges based upon the mid-market of a comparator group of companies. Individual salaries are positioned at an appropriate point within the salary range. The Remuneration Committee reviews salaries and other rewards on a regular basis to ensure that the structure is maintained.

Non-cash benefits are provided to executive directors and the Chairman in line with normal market practice.

Pensions
All executive directors participate in defined contribution arrangements. Since April 1999 it has been Reuters policy that all new UK employees, including executive directors, are offered participation in a defined contribution pension plan. In the case of UK executive directors, instead of pension provisions above the statutory earnings cap (where applicable) an additional taxable cash allowance is granted. The Remuneration Committee may substitute certain benefits after the recent changes to UK pensions legislation. However, there is no intention to provide any additional compensation as a consequence of such changes. In the US, all employees are offered participation in a defined contribution (401K) plan. Instead of a contribution on salary above the tax qualified limit, an additional contribution is paid to a Supplemental Employee Executive Retirement Plan (SERP). The SERP is unfunded.

Annual performance-related bonus
The Remuneration Committee sets performance targets annually. Bonus payments are non-pensionable. In 2005, the executive directors were eligible for an annual cash bonus, with a maximum level of 100% of base salary for all but Tom Glocer, whose maximum level was 150% of salary. In February 2006, the Remuneration Committee considered 2005 performance, relative to the specified targets, and decided that the executive directors had earned bonuses of 72% of bonus potential.

2005 was the final year of the Fast Forward programme. During 2005, recognising the importance of revenue and cost targets during this period of significant transformation, the Remuneration Committee focused more on achieving the financial results associated with the Fast Forward programme. Therefore, 80% of the maximum bonus potential was measured against Target Trading Profit, budgeted revenue and free cash flow targets. The rest was determined by customer satisfaction results. For 2006, the bonus will continue to focus on financial performance and customer satisfaction measures in the same proportion as in 2005. The bonus potential for Tom Glocer will remain at 150% of salary. The bonus potential for David Grigson and Devin Wenig will be 125% of salary.

There is a profit threshold, based on Target Trading Profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.

Reuters Group PLC Annual Review 2005	27

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Summary remuneration report continued

Equity incentive plans
In 2004, the Remuneration Committee introduced an Annual Bonus Profit Sharing Plan and a Restricted Share Plan as discussed below. Executive directors do not normally participate in these plans and they have not done so since their introduction.

The executive directors participate in a discretionary stock option plan (DSOP) and a long-term incentive plan (LTIP) designed to reward longer-term performance.

Equity awards for executive directors are subject to the performance conditions applicable to the relevant plan. The Remuneration Committee has completed a review of remuneration arrangements, including the structure of equity plans, to ensure they were aligned with best practice and are also aligned with the strategic business plan.

This review included consultation with a number of the company’s major shareholders as well as the main representative bodies, the Association of British Industry (ABI) and the Research Recommendations and Electronic Voting Services (RREV) (a joint venture between the National Association of Pension Funds (NAPF) and Institutional Shareholder Services (ISS)). It was decided to continue to operate the LTIP and the DSOP but to increase the proportion of performance shares and to reduce the number of share options awarded, effectively rebalancing the amount of share options and performance shares, placing more emphasis on performance shares. The Remuneration Committee also plans to maintain the overall expected value of the equity incentive plans at a comparable level to that of 2005. These are described in more detail below.

The Remuneration Committee also intends to fix, at least for 2006 and 2007, the number of shares over which options will be granted under the DSOP and the number of conditional shares which will be awarded under the LTIP. This will bring greater transparency, shareholder certainty and consistency to the equity element of remuneration. Details of the number of shares awarded under each plan are included in the relevant section below.

LTIP Since 1993, Reuters has operated a long-term incentive plan that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.

The Remuneration Committee considers that relative Total Shareholder Return (TSR) remains an appropriate measurement criterion for the LTIP. As a matter of good practice, TSR performance is measured independently prior to review by the Remuneration Committee. While endorsing relative TSR as a measure, the Remuneration Committee recognises that Reuters does not fall naturally into any one of the existing FTSE industrial sectors. Accordingly, after a review, the Remuneration Committee continues to believe that the FTSE 100, rather than one individual sector or a bespoke peer group, e.g. media and photography, remains the most appropriate peer group for comparison. For awards in 2006 and afterwards, this criterion will apply to determine the vesting for 50% of the initial award. The rest of the award will be determined by Reuters achievement of preset Profit Before Tax (PBT) growth achieved over the three-year performance period. The performance range will be calibrated by the Remuneration Committee at the start of each performance period.

For the preset PBT growth element and the TSR element, one third of the full award will vest for threshold performance. This is the median of the FTSE 100 for the TSR element and growth equivalent to at least 8% a year for the PBT element.

For 2005 awards, Reuters relative TSR ranking determines the extent to which plan awards will vest. Reuters must achieve median TSR performance for a proportion of the award to vest; full vesting only occurs for top quartile performance. At the 2004 AGM and from 2004, shareholders approved the removal of the re-testing provision. Awards will lapse if they do not meet at least the median performance condition on completion of the performance period. As noted above, future awards of shares subject to the TSR test will continue to vest in full for top quartile performance, with one-third of the initial award vesting for median performance, and with proportionate vesting for performance at levels between these points.

In 2005, Tom Glocer was awarded 417,228 shares and David Grigson and Devin Wenig each received 163,468 shares.

DSOP A global discretionary stock option plan was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. With effect from 2004, to reduce the dilutive impact of DSOPs on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GMC. Other employees may be eligible to participate in the Restricted Share Plan (see below).

Performance conditions apply to each option grant.

For awards granted from 2001 to 2004, the Remuneration Committee could approve the re-testing of performance up to twice in the event the performance condition was not met. It would do so by extending the performance period by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate was not met by the end of the fifth year, the options would lapse.

These performance conditions were established in 2001 to retain management focus on earnings in a particularly challenging market.

Performance has been measured for the 2001, 2002 and 2003 grants which were the first grants to executive directors with these performance conditions. The performance conditions were not met for the 2001 and 2002 grants. Accordingly, the 2001 grant will lapse and, under the legacy re-testing provisions, the 2002 grant will be subject to a final retest against basic EPS performance for 2006. The 2003 award did meet the performance conditions and, accordingly, the 2003 DSOP award has vested.

For awards granted from 2004, the re-testing provisions have been removed. Accordingly, new awards will not permit any extension of the measurement period. The awards will lapse if they have not met the EPS performance condition by the end of the initial performance period.

Options granted to executive directors in 2004 and 2005 can vest only if the percentage growth in EPS exceeds the percentage growth in the retail price index by more than 9% over the three-year performance period.

Executive directors are contractually entitled to participate in the DSOP. In 2005, Tom Glocer was awarded 1,494,432 options and David Grigson and Devin Wenig were each awarded 585,511 options. It is the Remuneration Committee’s practice to divide participants’ annual entitlements into two awards, normally made after the preliminary annual and half-yearly results are announced.

Since 2001, in addition to the requirements of the Plan rules, share options granted under the Reuters DSOP have been granted on terms that require recipients, who are subject to the UK national insurance regime, to pay the share of national insurance contributions normally payable by the employer and the employee. The amount of options awarded was not increased to reflect the transfer of this liability from Reuters to the recipient.

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When Reuters introduced the above approach, it seemed likely that it would become standard market practice. However, this has not happened so the approach is inconsistent with market norms. For this and other reasons, including a desire to optimise the effect of incentive plans and to operate plans consistently across geographical borders, the Remuneration Committee took independent advice and decided that any future share options would not be granted on the above basis and that the employer’s national insurance liability would be borne by Reuters. This approach has the additional benefit of all executive directors being treated on an equitable basis.

Annual Bonus Profit Sharing Plan On 18 December 2003, Reuters said it intended to introduce a new profit-sharing plan for all employees aiming to encourage them to focus on reward for profit growth. Executive directors and members of the GMC did not participate in this plan in 2005. A decision is taken annually to operate the plan for the forthcoming year. Reuters has determined that this plan will operate for 2006. Payments under the plan were typically made in the form of shares that were normally subject to a 12 month vesting period with automatic release thereafter. To simplify the operation of the plan payments in the future, including under the 2005 plan, they will be made in cash. For 2005, participating employees will receive an award equivalent to 1% of their salary.

Restricted Share Plan (RSP) On 17 April 2004, at the AGM, the shareholders approved the introduction in 2004 of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GMC. Reuters intends that, except for executive directors and GMC members, employees will be eligible to participate in the RSP instead of the DSOP. The RSP enables Reuters to provide market competitive remuneration, while reducing the dilutive impact on shareholders. Except in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.

Other plans In common with other employees, the executive directors are entitled to participate in an international savings-related share option plan. There are also several legacy plans under which executive directors received awards before joining the Board. It is not intended that they should receive further awards under these plans.

Performance graph
Reuters TSR for the five years to 31 December 2005 compared with the return achieved by the FTSE 100 index of companies is shown below.

Index of Reuters Group PLC TSR Performance 2001–2005

Service contracts
Reuters policy is that new executive directors be offered notice periods of not more than one year. Reuters recognises, however, that, in the case of appointments from outside the company, a longer notice period may initially be necessary, reducing to one year afterwards. In light of this, the Remuneration Committee will consider termination provisions to ensure that they are appropriate if any executive director’s service contract terminates.

Tom Glocer has a service contract, with an effective date of 23 July 2001, that he can normally terminate on 90 days’ notice or, where due to the company’s fault, on 30 days’ notice. The company may terminate without cause on 30 days’ notice. In the event of termination by Tom Glocer due to the company’s fault, or by the company without cause, or in the event of a change of control, Tom Glocer’s compensation will be limited to a maximum of 12 months’ accrued benefits being annual salary, annual bonus and pension contributions.

In the event of a non fault termination, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ceased. In addition, Tom Glocer and his family retain the life assurance and private healthcare benefits provided by Reuters for one year following termination.

David Grigson’s and Devin Wenig’s contracts have effective dates of 21 June 2001 and 17 February 2003 respectively, and can be terminated on one year’s notice. Any termination payment will not exceed an amount equal to the sum of annual salary, bonus and 12 months’ pension contributions paid by Reuters.

On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles. Termination payments of a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable to David Grigson and Devin Wenig (and to Tom Glocer as previously detailed) in such circumstances.

All executive directors have contractual terms that limit the ability of an executive director to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

Policy on external appointments
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations. As the Board believes that this can broaden the knowledge and experience of directors to its benefit, Reuters policy is to approve such appointments, if there is no conflict of interest and the commitment required is not excessive. Board approval is required and directors are permitted to retain cash-only fees paid for such appointments. No executive directors retained any fees for external directorships during 2005 except for Devin Wenig who received fees of $17,625 and 3,000 shares of restricted stock in his capacity as director of Nastech Pharmaceutical Company.

Reuters Group PLC Annual Review 2005	29

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Summary remuneration report continued

Directors’ remuneration for 2005
The disclosures required by Part 3 of schedule 7A to the Companies Act 1985 (‘the auditable part’) are contained within this section.

						2005	2004

					Compensation
	Salary/			Expense	for Loss
	Fees	Bonus	Benefits[1]	Allowances[2]	of Office	Total	Total

	£000	£000	£000	£000	£000	£000	£000

Chairman

Niall FitzGerald, KBE	500	–	23	–	–	523	163

Non-executive directors

Lawton Fitt[3]	50	–	–	25	–	75	25

Penny Hughes	50	–	–	–	–	50	25

Ed Kozel3m	50	–	–	30	–	80	65

Sir Deryck Maughan	14	–	–	–	–	14	n/a

Ken Olisa[4]	50	–	–	1	–	51	35

Dick Olver	70	–	–	–	–	70	69

Charles Sinclair	55	–	–	–	–	55	60

Ian Strachan[5]	246	–	–	–	–	246	243

Executive directors

Tom Glocer[6]	816	881	269	–	–	1,966	2,322

David Grigson[7]	436	324	5	74	–	839	872

Devin Wenig[8]	346	266	16	11	–	639	686

Total emoluments of directors[9]	2,683	1,471	313	141	–	4,608	4,894

Other senior managers as a group (6 persons)
(2004: 9 persons)[10]	2,187	1,194	174	182	879	4,616	5,026

Notes: For disclosure purposes, all amounts have been rounded up to the nearest thousand. The following conversion rates were used: $1.83: £1 and CHF2.26: £1.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Expense Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	The £25,000 to Lawton Fitt and £30,000 allowance to Ed Kozel represent travel allowances to attend UK Board meetings.

4	Ken Olisa’s non-executive director fee was paid directly to Interregnum PLC. Ken Olisa received an Expense Allowance of £700.

5	Fees paid to Ian Strachan include $350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group, £50,000 in respect of his position as non-executive director and £4,489 as Chairman of the Remuneration Committee from 20 July 2005.

6	Non-cash benefits received by Tom Glocer included accommodation costs of £228,309, and company car and healthcare benefits totalling £28,745 and long-term disability insurance of £1,992.

7	David Grigson received healthcare benefits of £1,935 and long-term disability insurance of £1,620. Allowances consist of a carallowance of £7,420 and a retirement allowance of £66,560.

8	Devin Wenig’s benefits consist of healthcare. Allowances consist of a car allowance of £10,492. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and President of Business Divisions.

9	The total aggregate emoluments for the directors for the period 1 January 2005 to 31 December 2005, excluding termination payments, were £4.6 million. The total equivalent emoluments for 2004 were £4.9 million, excluding termination payments.

10	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the interim appointment of Anne Bowerman to the GMC on 7 July 2005.

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Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary dur ing 2005 and 2006. He is entitled to a lump sum death-in-service benefit whilst in service of four-times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 20% of the UK earnings cap. With effect from 1 June 2005, the company introduced a salary sacrifice scheme for all pension plan members under which the company increased pension contributions by 4% in return for a reduction in the contractual base salary of the same percentage. This increased the company contribution from 20% to 24% from that date. He is entitled to a lump sum death-in-service benefit whilst in service of four-times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2005 were:

		Company contribution
	Age	in respect of period £000

Tom Glocer	46	207

David Grigson	51	28

Devin Wenig	39	20

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration report Regulations 2002.

The total amount of contributions or accruals made in 2005 to provide pension and similar benefits for the directors was £307,310 (2004: £693,315) and for the executive directors and the other senior managers as a group was £847,251 (2004: £1,622,626).

These aggregate figures also include an accrual of £52,000 and £60,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Directors’ interests in ordinary shares
The total interests of the current directors and other senior management in issued share capital and in shares underlying options and incentive plans are shown below as at 7 March 2006. No director or senior manager beneficially owns 1% or more of the company’s issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2005 and 31 December 2005 are also shown for directors in office at 31 December 2004. Directors were the beneficial owners of all shares except for 16,875 shares held by David Grigson’s family members and 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries.

						Interests at 7 March 2006
	Interests at	Interests at
	1 January 2005	31 December 2005			Long-term
	Shares	Shares	[1]	Shares	incentives	Options

Directors

Niall FitzGerald, KBE	30,000	50,000		55,000	–	–

Tom Glocer	217,113	372,145		372,145	3,102,024	7,246,929

David Grigson	48,430	63,430		63,430	626,967	1,589,261

Devin Wenig	78,354	105,843		105,843	608,514	1,508,675

Lawton Fitt	–	25,000		25,000	–	–

Penny Hughes	–	–		2,392	–	–

Ed Kozel	7,500	7,500		7,500	–	–

Sir Deryck Maughan	n/a	–		–	–	–

Ken Olisa	–	2,550		2,550	–	–

Dick Olver	10,000	10,000		10,000	–	–

Charles Sinclair	35,000	35,000		n/a	–	–

Ian Strachan	15,500	15,500		15,500	–	–

Other senior managers as a group (6 persons)[2]	162,124	198,599		139,150	1,662,676	3,530,564

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure. There have been no movements in the interests of the directors in the share capital of the Group companies since 31 December 2005 except a purchase of 5,000 shares by Niall FitzGerald and 2,392 by Penny Hughes.

Notes:
1	Or as at the date of retirement, if earlier.

2	Other senior managers as a group were 8 persons at 1 January 2005 and were 6 persons at 31 December 2005 following the resignations from the GMC of Alex Hungate on 30 June 2005, Mike Sayers on 21 September 2005 and Chris Verougstraete on 2 October 2005 and the interim appointment of Anne Bowerman to the GMC on 7 July 2005.

Reuters Group PLC Annual Review 2005	31

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Summary financial statement continued

Summary financial statement

This summary financial statement, including the Summary Operating and Financial Review and Summary Remuneration report, was approved by the directors on 10 March 2006 and signed on their behalf by Tom Glocer and David Grigson. It does not contain enough information to give as full an understanding of the results and state of affairs of the Group as that contained in the 2005 Annual Report and Form 20-F. If you have not received the full Annual Report and Form 20-F, but wish to do so, you can get a copy free of charge from the Investor Relations department or through the internet at www.about.reuters.com/ar2005. You may also elect to receive the full Annual Report and Form 20-F for all future years. The auditors have issued an unqualified report on the financial statements and audited part of the directors’ Remuneration report. Their report contained no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Consolidated income statement
For the year ended 31 December

	2005		2004
	£m		£m

Revenue	2,409		2,339

Operating costs	(2,251)		(2,187)

Other operating income	49		42

Operating profit	207		194

Finance income	41		15

Finance costs	(53)		(27)

Profit on disposals of associates and available-for-sale financial assets	38		203

Share of post-taxation profits from associates and joint ventures*	5		11

Profit before taxation	238		396

Taxation	(9)		(40)

Profit for the year from continuing operations	229		356

Discontinued operations

Profit for the year from discontinued operations	253		19

Profit for the year	482		375

Attributable to

Equity holders of the parent	456		364

Minority interest	26		11

Earnings per share

From continuing and discontinued operations

Basic earnings per ordinary share	32.6	p	26.0	p

Diluted earnings per ordinary share	31.7	p	25.4	p

From continuing operations

Basic earnings per ordinary share	16.3	p	25.4	p

Diluted earnings per ordinary share	15.9	p	24.8	p

* Shares of post-taxation profits from associates and joint ventures includes a taxation charge of £1 million (2004: £2 million).
Dividends paid and proposed during the year were £140 million (2004: £140 million paid and proposed).

32	Reuters Group PLC Annual Review 2005

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Consolidated statement of recognised income and expense
For the year ended 31 December

	2005	2004
	£m	£m

Profit for the year	482	375

Actuarial losses on defined benefit plans	(48)	(205)

Exchange adjustments offset in reserves	118	(48)

Translation differences taken to the income statement on disposal of assets	(2)	6

Fair value losses on available-for-sale financial assets	(15)	–

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(73)	–

Fair value losses on net investment hedges	(39)	–

Fair value gains taken to the income statement on disposal of net investment hedges	(14)	–

Taxation on items taken directly to, or transferred from, equity	14	35

Net losses not recognised in income statement	(59)	(212)

Total recognised income for the year	423	163

Attributable to

Equity holders of the parent	374	166

Minority interest	49	(3)

Fair value gains and losses arise as a result of the application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.

Summary consolidated balance sheet
At 31 December

Assets	2005	2004
	£m	£m

Non-current assets	1,179	1,025

Current assets	957	1,410

Non-current assets classified as held for sale	1	145

Total assets	2,137	2,580

Liabilities

Current liabilities	(738)	(1,249)

Non-current liabilities	(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	–	(47)

Total liabilities	(1,567)	(2,010)

Net assets	570	570

Shareholders’ equity

Share capital	467	455

Other reserves	(1,692)	(1,755)

Retained earnings	1,795	1,671

Total parent shareholders’ equity	570	371

Minority interest in equity	–	199

Total equity	570	570

Reuters Group PLC Annual Review 2005	33

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Summary consolidated cash flow statement
For the year ended 31 December

	2005	2004
	£m	£m

Cash generated from operations	271	280

Net interest received/(paid)	6	(11)

Tax paid	(24)	(43)

Net cash flow from operating activities	253	226

Net acquisitions and disposals, including available-for-sale financial assets	206	384

Net purchases of property, plant and equipment, and intangible assets	(182)	(70)

Dividends received	5	5

Net cash flow from investing activities	29	319

Proceeds from issue of shares	10	6

Share buyback	(223)	–

Decrease/(increase) in short-term investments	248	(105)

Decrease in borrowings	(144)	(225)

Equity dividends paid to shareholders	(140)	(140)

Equity dividends paid to minority interests	(23)	–

Net cash flow from financing activities	(272)	(464)

Exchange gains/(losses) on cash and cash equivalents	66	(33)

Net increase in cash and cash equivalents	76	48

Cash and cash equivalents at the beginning of the year	561	513

Cash and cash equivalents at the end of the year	637	561

Independent auditors’ report to the shareholders
of Reuters Group PLC
We have examined the summary financial statement, which includes the summary Remuneration report, of Reuters Group PLC.

Respective responsibilities of directors and auditors:
The directors are responsible for preparing the annual review and summary financial statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review with the full annual financial statements, the directors’ report and the remuneration report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement. This statement, including the opinion, has been prepared for, and only for, the company’s shareholders as a body in accordance with Section 251 of the Companies Act 1985, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Audit opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors’ report and the remuneration report of Reuters Group PLC for the year ended 31 December 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
10 March 2006

The auditors’ report is not covered by the Clear English
Standard as it is not a Reuters document.

34	Reuters Group PLC Annual Review 2005

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Information for shareholders

Ordinary shares
Registrar: Lloyds TSB Registrars provides a free online service for Reuters Group shareholders which gives direct access to a range of information and practical help. Visit their website www.shareview.co.uk for further information.

Low cost share dealing service: Please contact JPMorgan Cazenove Limited, Postal Dealing Department, 20 Moorgate, London EC2R 6DA (Tel: (0)20 7155 5155) for further information.

Dividends
Ordinary shareholders have received the following dividends in respect of each financial year:

	Pence per share

	Interim	Final	Total

2001	3.85	6.15	10.00

2002	3.85	6.15	10.00

2003	3.85	6.15	10.00

2004	3.85	6.15	10.00

2005[1]	3.85	6.15	10.00

Note:
1	Proposed: the final dividend in respect of 2005 is payable on 4 May 2006 to holders of ordinary shares on the register at 17 March 2006.

American Depositary Shares
Each American Depositary Share (ADS) represents six ordinary shares.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive cash dividends in US dollars. Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment. Dividends are normally paid twice a year.

Dividend cheques are mailed directly to the ADS holder on the payment date if the ADSs are registered directly with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is Deutsche Bank.

		Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends

2001	3.85	6.15	10.00	33.29	53.56	86.85

2002	3.85	6.15	10.00	36.05	58.46	94.51

2003	3.85	6.15	10.00	36.08	64.88	100.96

2004	3.85	6.15	10.00	40.94	70.24	111.18

2005[1]	3.85	6.15	10.00	41.18	–	–

Note:
[1]	The final dividend in respect of 2005 is payable on 4 May 2006 to holders of ordinary shares on the register at 17 March 2006 and on 11 May 2006 to holders of ADSs on the record at 17 March 2006 and will be converted into US dollars from sterling at the rate prevailing on 11 May 2006.

Form 20-F
Reuters Group PLC is subject to the information requirement of the US Securities laws applicable to foreign companies and in accordance files an annual report on Form 20-F, which corresponds to the Form 10-K filed by US-based companies, and other information with the US Securities and Exchange Commission (SEC). Copies of the Annual Report and Form 20-F are available from the Investor Relations department, Reuters Group PLC. Electronic copies can be accessed through the internet on www.about.reuters.com/ar2005 or from the SEC’s EDGAR database via the SEC’s home page: www.sec.gov.

Forward-looking statements

Forward-looking statements
This annual review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, product releases, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the successful completion of strategic transactions or restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	the Group’s ability to realise the anticipated benefits of its Fast Forward transformation programme;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations on the Group’s reported revenue and earnings;

•	difficulties or delays that the Group may experience in developing or responding to new customer demands or launching new products;

•	the dependency of the Group on third parties for the provision of certain network and other services;
•	any significant failures or interruptions experienced by the networks or systems of the Group and such networks’ ability to accommodate increased traffic;

•	the Group’s exposure to a decline in the valuation of companies in which it has invested and its lack of management control over all such companies;

•	changes in the regulatory or competitive environment;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of the Group to realise the benefits of acquisitions and disposals;

•	changes in applicable accounting standards and requirements with respect to controls over financial reporting; and

•	the increasingly litigious environment in which the Group operates.

For additional information, please see ‘Risk factors’ in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2005. Copies of the Annual Report and Form 20-F are available on request from the Investor Relations department, Reuters Group PLC, The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP or through the internet at www.about.reuters.com/ar2005. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

Reuters Group PLC Annual Review 2005	35

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Financial diary for 2006

Wednesday 26 April
First quarter trading statement issued

Thursday 27 April
Annual General Meeting
Time: 11:30 am
Venue: The Reuters Building, South Colonnade,
Canary Wharf, London E14 5EP

Thursday 4 May
Final dividend for 2005 payable to
ordinary shareholders on the register
as at 17 March 2006

Thursday 11 May
Final dividend payable to ADS holders on the record as at 17 March 2006

Wednesday 26 July
Interim 2006 results announced

Wednesday 2 August
Ordinary shares go ex-dividend

Wednesday 2 August
ADSs go ex-dividend

Wednesday 30 August
Interim dividend for 2006 payable to
ordinary shareholders on the register
as at 4 August 2006

Wednesday 6 September
Interim dividend payable to ADS holders
on the record as at 4 August 2006

Thursday 18 October
Third quarter trading statement issued

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Financial PR
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36	Reuters Group PLC Annual Review 2005

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9 November 2005. A protester waves an
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Reuters Group PLC Annual Review 2005